Exhibit (r)(2)

Investment Adviser Code of Ethics

Sound Point Capital Management, LP

Sound Point Clo C-Moa LLC

Sound Point Luna LLC

Sound Point Meridian Management Company LLC

Sound Point Commercial Real Estate Finance LLC

SPCRE InPoint Advisors, LLC

Sound Point CRE Management LP

BlueMountain Fuji Management, LLC

FINAL AS OF MAY 3, 2024

CODE OF ETHICS

This Code of Ethics (“Code”) is adopted in compliance with the requirements of U.S. securities laws applicable to registered investment advisers. Registered investment advisers are required by Rule 204A-1 under the Investment Advisers Act of 1940, as amended (“Advisers Act”) and Rule 17j-1 under the Investment Company Act of 1940, as amended (“Investment Company Act”) (where applicable), to adopt a code of ethics which, among other things, sets forth the standards of business conduct required of their Supervised Persons and requires those Supervised Persons to comply with the federal securities laws. This Code has been adopted to prevent prohibited conduct as set forth below.

Standards of Business Conduct

Sound Point seeks to foster a reputation for integrity and professionalism. That reputation is a vital business asset. The confidence and trust placed in us by our clients is something we value and endeavor to protect. To further that goal, we have adopted this Code and implemented policies and procedures to prevent fraudulent, deceptive, and manipulative practices and to ensure compliance with the Federal Securities Laws and the fiduciary duties owed to our clients.

We are fiduciaries and as such, we have affirmative duties of care, honesty, loyalty and good faith to act in the best interests of our clients. Our clients’ interests are paramount and come before our personal interests. Our Access Persons and Supervised Persons, as those terms are defined in this Code, are also expected to behave as fiduciaries with respect to our clients. This means that each must render disinterested advice, protect client assets (including nonpublic information about a client or a client account) and act always in the best interest of our clients. We must also strive to identify and avoid conflicts of interest; however, such conflicts may arise.

Supervised Persons of Sound Point must not:

●	employ any device, scheme or artifice to defraud a client;

●	make to a client any untrue statement of a material fact or omit to state to a client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

●	engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a client;

●	engage in any manipulative practice with respect to a client;

●	use their positions, or any investment opportunities presented by virtue of their positions, to personal advantage or to the detriment of a client; or

●	conduct personal trading activities in contravention of this Code or applicable legal principles or in such a manner as may be inconsistent with the duties owed to clients as a fiduciary.

To ensure compliance with these restrictions and the Federal Securities Laws, as defined in this Code, we have adopted, and agreed to be governed by, the provisions of this Code. However, Supervised Persons are expected to comply not merely with the “letter of the law,” but also with the spirit of the law, this Code, and Sound Point’s Investment Adviser Policies and Procedures Manual.

Should you have any doubt as to whether this Code applies to you, you should contact the Chief Compliance Officer of Sound Point (“CCO”).

1.	Definitions

As used in the Code, the following terms have the following meanings:

Access Persons include all Supervised Persons of Sound Point, except James Carey and Dominic Frederico, who are subject to oversight by Stone Point and Assured Guaranty respectively and have no access to Sound Point’s portfolio.

Beneficial Ownership generally means (i) having a direct or indirect pecuniary interest in a security and is legally defined to be a beneficial owner as such term is used in Rule 16a-1(a)(2) under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) joint accounts; (iii) accounts of any member sharing the same household as the Access Person such as spouse and children; (iv) accounts of any person in a relationship with the Access Person that the CCO determines could lead to conflicts of interest; or (v) accounts where the Access Person exercises investment control. However, transactions or holdings reports required by Section 5 of this Code may contain a statement that the report will not be construed as an admission that the person making the report has any direct or indirect beneficial ownership in the security or securities to which the report relates.

Federal Securities Laws means: (i) the Securities Act of 1933, as amended (the “Securities Act”); (ii) Exchange Act; (iii) the Sarbanes-Oxley Act of 2002; (iv) the Investment Company Act; (v) the Advisers Act; (vi) Title V of the Gramm-Leach-Bliley Act; (vii) any rules adopted by the SEC under the foregoing statutes; (viii) the Bank Secrecy Act, as it applies to funds and investment advisers; and (ix) any rules adopted under relevant provisions of the Bank Secrecy Act by the SEC or the Department of the Treasury.

Initial Public Offering (“IPO”) means an offering of securities registered under the Securities Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Exchange Act Sections 13 or 15(d).

Initial Holdings Report means a report reflecting all investments held by an Access Person, in all accounts in which such Access Person has Beneficial Ownership, including Reportable Security holdings and Private Placements, submitted not later than ten (10) days after becoming an Access Person, as of a date not more than forty-five (45) days prior to becoming an Access Person.

Limited Offering means an offering that is exempt from registration under Securities Act Sections 4(a)(2) or 4(a)(6), or pursuant to Securities Act Rules 504, 505 or 506. Limited Offerings include, without limitation, offerings of securities issued by the private funds advised by Sound Point.

Purchase or Sale of a Security includes, among other things, the writing of an option to purchase or sell a security.

Reportable Security means any security as defined in Advisers Act Section 202(a)(18) and Investment Company Act Section 2(a)(36) except (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market funds; (iv) shares issued by Investment Company Act registered open-end funds that are not advised or sub-advised by Sound Point; (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds; (vi) U.S. 529 Plans and (vii) securities or funds acquired through an automatic investment plan which itself has been approved by the CCO.

Security Held by a Client means any Reportable Security which is currently held as an investment in any Sound Point managed fund or account. This definition also includes any option to purchase or sell, and any security convertible into or exchangeable for, a Reportable Security.

Supervised Person means any partner, member, officer, director (or other person occupying a similar status or performing similar functions) (excluding Stone Point employees), employees of Sound Point (including interns who work for four (4) weeks or more and contract employees), or other person who provides investment advice on behalf of Sound Point and is subject to the supervision and control of Sound Point. Sound Point may also designate any partner, officer, director (or other persons occupying a similar status or performing a similar function) or employee of any independent contractor or other third-party as deemed appropriate as a Supervised Person.

2.	Pre-Approval Requirements for any account in which Access Person has Beneficial Ownership:

2.1 IPO and Limited Offering Restrictions. Access Persons may not acquire any securities issued as part of an IPO or a Limited Offering, absent prior approval in writing from the CCO. Any such approval will take into account, among other factors, whether the investment opportunity should be reserved for a client and whether the investment opportunity is being offered to the person because of their position with Sound Point.

2.2 Reportable Securities. Access Persons may not engage in a transaction in any Reportable Securities absent prior approval in writing from the CCO or their designee. Transactions in Reportable Securities shall be pre-cleared in MyComplianceOffice.com (“MyComplianceOffice”). Shares of exchange-traded funds (e.g., ETF’s, ETN’s, ETP’s) except for CLO ETFs or single-stock ETFs which require preclearance, Investment Company Act registered closed-end funds not advised or sub-advised by Sound Point, government, and municipal authority securities other than obligations of the U.S. Government; securities acquired through dividend reinvestment, securities acquired through corporate actions and cryptocurrencies are exempt from the pre-approval requirement. However, derivatives of such securities, i.e., ETF options, are not exempt from the pre-approval requirement. In considering an Access Person’s request to engage in a transaction involving a Reportable Security, the CCO shall consider whether the transaction involves a security on the Restricted List or is a Security Held by a Client, in which case the approval shall not be granted, and whether the transaction is otherwise consistent with the Code. Pre-approval shall be valid for the date of such approval and the next trading day (commonly known as “T+1”). If execution is not completed by T+1, the approval will be stale, and a new pre-approval must be obtained.

PLEASE NOTE THE FOLLOWING:

(A) The number of shares or contracts precleared should be the same or greater than the contemplated size of the personal trade.

(B) The following exceptions/modifications to the pre-clearance requirement: (i) the forced sale upon the expiration of an option does not require pre-clearance given the expiration date is known at the time of purchase and (ii) pre-clearance of a forced transaction due to a corporate action – given the exact time/date of the transaction is commonly not known – employees are required to pre-clear once they are notified that a forced transaction is pending due to an upcoming corporate action.

2.3 Transactions in Securities Held by a Client. Access Persons may not engage in a transaction in any security that is currently held, or contemplated to be held, by a Sound Point managed account or fund. Shares of exchange-traded funds and closed-end funds not advised or sub-advised by Sound Point are exempt from this requirement.

2.4 Transactions in Securities of Restricted List issuers. Access Persons may not engage in a transaction in any security of any issuer on Sound Point’s Restricted List.

2.5 Personal Borrowing via Marketplace Lending Platforms. Access Persons may not personally borrow through marketplace lending platforms such as Lending Club, Prosper, or Lending Point.

2.6 Special Purpose Acquisition Company (“SPAC”). Access Persons may not transact in any SPAC in their personal accounts, including in SPACs that had identified a target company but is awaiting shareholder approval or otherwise has yet to consummate the purchase.

2.7 Options on Single Name Equity. Access Persons may not engage in transactions involving options in single name equities, which are speculative in nature.

2.8 30 Day Holding Period. Absent the prior written consent of the CCO, Access Persons may not transact in opposite direction a Reportable Security within thirty (30) calendar days of acquiring the Reportable Security. Access Persons may not enter into a permitted option contract (i.e., any other option than options on single name equity) that expires within thirty (30) days.

PLEASE NOTE THE FOLLOWING: this requirement does not apply to cryptocurrency holdings, nor does it apply to a forced sale upon the expiration of an option.

2.9 Prohibition on Self Pre-clearance or Approval. Access Persons shall not pre-clear his own trades, review his own reports or approve his own exemptions from this Code. When such actions are to be undertaken with respect to the CCO, the Chief Financial Officer (or their designee) will perform such actions as are required of the CCO by this Code.

2.10 Private Placements. Access Persons may not engage in any transaction made by private placement absent prior approval in writing from the CCO. Access Persons shall preclear all new and additional subscriptions to private placements, including Sound Point managed funds, through MyComplianceOffice.

3.	Additional Requirements

3.1 Fair Treatment. Access Persons must avoid taking any action which would favor one client or group of clients over another, in violation of our fiduciary duties and applicable law. Access Persons must comply with relevant provisions of this Manual designed to detect, prevent, or mitigate such conflicts.

4.	Required Reports

4.1 Registration of Accounts. All Access Persons will be given a username and password in MyComplianceOffice, the firm’s automated compliance system.

4.2 Initial and Annual Holdings Reports. Each Access Person must submit to the CCO or MyComplianceOffice a report: (i) not later than ten (10) days after becoming an Access Person, reflecting the Access Person’s Reportable Securities as of a date not more than forty-five (45) days prior to becoming an Access Person; and (ii) annually, on a date selected by the CCO, as of a date not more than forty-five (45) days prior to the date the report was submitted. Holdings reports must contain the following information:

(a)	the title and type of security and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;

(b)	the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit. (Note that even those accounts which hold only non-Reportable Securities, must be included); and,

(c)	the date the Access Person submits the report.

New employees have the option to submit their holdings of Reportable Securities to Compliance prior to, or on, their first day of joining Sound Point so that Compliance can reconcile such holdings against Sound Point’s restricted list and this Code, and communicate whether the new employees hold Reportable Securities that are on Sound Point’s permanent restricted list and provide the new employees with a window in which they can sell their holdings before they are obliged to hold such Reportable Securities for the duration of their employment at Sound Point.26

4.3 Quarterly Transaction Reports. Within thirty (30) days after the end of each calendar quarter, each Access Person must submit a report to the CCO covering all transactions in Reportable Securities during the preceding calendar quarter other than those exempt from the reporting requirements to the extent such document is not uploaded to MyComplianceOffice.

4.4 Quarterly Transaction Reports must contain the following information:

(a)	the date of the transaction, the title and as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each Reportable Security involved;

(b)	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(c)	the price of the security at which the transaction was effected;

(d)	the name of the broker, dealer or bank with or through which the transaction was effected; and

(e)	the date the Access Person submits the report.

4.5 Matching of Reports. Reports submitted pursuant to this Section 4 shall be matched (i) to prior pre-approval submissions to confirm Access Persons are correctly requesting necessary pre-approvals and (ii) to Initial Holdings Reports to ensure all Reportable Securities are being disclosed.

4.6 Duplicate Statements and Confirms. In order to satisfy the reporting requirements of this Section 4, each Access Person, with respect to each brokerage account in which such Access Person has any Beneficial Ownership, must upload their brokerage statements into MyComplianceOffice on a monthly or quarterly basis (depending on the frequency of statement production of the account, or if an exception is granted by the CCO) if an electronic feed is unavailable for their account. Access Persons shall maintain accounts with electronic feeds to MyComplianceOffice, unless otherwise exempted by the CCO.

[26]	Effective May 2021

4.7 New Accounts. Access Persons must preclear new brokerage accounts with the CCO or their designee to ensure such account can electronically feed to MyComplianceOffice. Access Persons must upload Statements to report discretionary accounts in MyComplianceOffice within ten (10) days of their employment or opening the account. Monthly, quarterly, and annual holdings reports should be uploaded into MyComplianceOffice to the extent it is not automatically uploaded.

5.	Exceptions to Trading/Reporting Requirements.

5.1 The requirements of Section 2 and Section 4 apply to all transactions in Reportable Securities other than:

(a)	transactions with respect to securities held in accounts over which the Access Person has no direct or indirect influence or control; and

(b)	transactions with respect to accounts that do not have the ability to trade Reportable Securities (such as a 401(k) plan that only allows for mutual fund trading).

5.2 Access Persons who represent that their accounts fit under the exception set out in section (a) will be required to attest on a quarterly basis that the subject account still qualifies.

6.	Code Notification and Supervised Person Certifications

The CCO shall provide notice to all Supervised Persons of their status under this Code and shall deliver a copy of the Code to each Supervised Person annually. Additionally, each Supervised Person will be provided a copy of any significant Code amendments upon such amendment. After reading the Code or amendment, each Supervised Person shall make the initial certification contained in MyComplianceOffice. Annual certifications are due within ten (10) days after the end of each calendar year. Certifications with respect to amendments to the Code, if requested, must be returned to the CCO within a reasonably prompt time. Both of these certificates are also available on MyComplianceOffice and will be generated by Compliance as required. To the extent that any Code-related training sessions or seminars are held, the CCO shall keep records of such sessions and the Access Persons attending.

7.	Review of Required Code Reports

7.1 Reports required to be submitted pursuant to the Code will be reviewed by the CCO or a designee on a periodic basis.

7.2 Any material violation or potential material violation of the Code must be promptly reported to the CCO. The CCO will investigate any such violation or potential violation and determine the nature and severity of the violation. All violations will be handled on a case-by-case basis in a manner deemed appropriate by the CCO. In each case of a violation, the CCO must determine what actions, if any, are required to cure the violation and prevent future violations.

7.3 The CCO will keep a written record of all investigations in connection with any Code violations, including any action taken as a result of the violation.

7.4 General sanctions are described in the Compliance Monitoring Policy. Sanctions for violations of the Code are subject to the CCO’s discretion, but will generally adhere to the following sentencing guidelines:

First Offense: A written warning from Compliance;

Second Offense: 30-day trading ban from personal trading, escalation of the offense to the Supervised Person’s manager and the Compliance Committee, and mandatory retraining of the Code;

Third (Plus) Offense: 60-day trading ban from personal trading, escalation of the offense to the Supervised Person’s manager and the Compliance Committee, mandatory retraining of the Code, and possible censure, monetary sanctions, disgorgement, suspension or dismissal.

The CCO has discretion to take into account the duration of the Supervised Person’s tenure, the severity of the offense(s) and the length of time since the employee’s last breach when issuing sanctions.

8.	Recordkeeping and Review

8.1 Sound Point will maintain records (which shall be available for examination by the SEC staff) in accordance with Sound Point’s Recordkeeping Policy, and specifically shall maintain:

(i)	a copy of this Code and any other preceding code of ethics that, at any time within the past five (5) years, has been in effect in an easily accessible place;

(ii)	a record of any Code violation and of any sanctions imposed for a period of not less than five (5) years following the end of the fiscal year in which the violation occurred, the first two (2) years in an easily accessible place;

(iii)	a copy of each report made by an Access Person under this Code for a period of not less than five (5) years from the end of the fiscal year in which it is made, the first two (2) years in an easily accessible place;

(iv)	a record of all persons who are, or within the past five (5) years have been, required to submit reports under this Code, or who are or were responsible for reviewing these reports for a period of at least five (5) years after the end of the fiscal year in which the report was submitted, the first two (2) years in an easily accessible place; and

(v)	a record of any decision, and the reasons supporting the decision, to approve the acquisition by an Access Person of securities acquired in an Initial Public Offering or Limited Offering, for a period of at least five (5) years after the end of the fiscal year in which the approval is granted, the first two (2) years in an easily accessible place.

8.2 To the extent appropriate and permissible, the CCO may choose to keep such records electronically.

8.3 The CCO shall review this Code and its operation annually and may determine to make amendments to the Code as a result of that review. Annually, the CCO will, where required:

(i)	create a written report that describes any material violations that arose under the Code since the last annual report, remedial steps taken, and sanctions imposed;

(ii)	certify that Sound Point has adopted procedures reasonably necessary to prevent violations of the Code; and present this report and certification to Sound Point’s Senior Management and to the Board of Trustees/Directors of all registered investment companies advised by Sound Point.

9.	Reporting Violations

Any Supervised Person who believes that a violation of this Code has taken place must promptly report that violation to the CCO or to the CCO’s designee. To the extent that such reports are provided to a designee, the designee shall provide periodic updates to the CCO with respect to violations reported. Supervised Persons may make these reports anonymously and no adverse action shall be taken against a Supervised Person making such a report in good faith.

10.	Waivers.

The CCO may grant waivers of any substantive restriction in appropriate circumstances (e.g., personal hardship) and will maintain records necessary to justify such waivers.

11.	Confidentiality

All reports of securities transactions and other information filed pursuant to this Code shall be treated as confidential to the extent permitted by law.

12.	Gifts, rebates, contributions, or other payments

Sound Point will take reasonable steps to ensure that neither it nor its Supervised Persons offer or give, or solicit or accept, in the course of business, any inducements which may lead to conflicts of interest between Sound Point and its Clients. Supervised Persons generally may not solicit gifts or gratuities nor give inducements, except in accordance with this Code. The term “inducements” means gifts, entertainment and similar benefits which are offered to or given by Supervised Persons. Gifts of nominal value or those that are customary in the industry such as meals or entertainment may be appropriate. Any cash gift or any form of a loan by a Supervised Person to a Client or by a Client to a Supervised Person is not allowed. A relaxation of, or exemption from, these procedures may only be granted by the CCO.

The CCO will have authority to pre-approve gifts and entertainment in accordance with the provisions of this Code and will be responsible for maintaining the required books and records with respect to gifts and entertainment. The following specific policies and procedures apply to Supervised Persons: (i) Supervised Persons are to request compliance pre-approval for any inducement/ gift or entertainment with a value greater than $150 per person, given or received in connection with that person’s employment or association with Sound Point; and (ii) Supervised Persons are to request compliance pre-approval when giving to, or accepting from, any person or entity that does business with Sound Point or its Clients, any gift or entertainment with a value greater than $150 per person. For practical reasons, if said approval request was not submitted prior to the date of the entertainment, Supervised Persons are to report details of such entertainment to Compliance immediately after.

Analysts, Traders, Portfolio Managers must pre-approve any gift or entertainment, regardless of value, received from the sell side (i.e., broker/dealer community).

Additionally, any Supervised Person that is registered with a FINRA organization shall be subject to the stricter FINRA guidelines relating to gifts, as set forth in FINRA Rule 3220.

13.	Outside Employment or Other Activities

Sound Point Supervised Persons are generally prohibited from being employed or compensated by any other entity, serving on the board of directors of any publicly traded companies, and similar conduct except with the prior authorization of the CCO. Any employment or other outside activity by a Supervised Person may result in possible conflicts of interests for the Supervised Person or for Sound Point and therefore must be reviewed and approved by the CCO. Outside activities, which must be reviewed and approved, include the following:

(1)	being employed or compensated by any other entity;

(2)	engaging in any other business including part-time, evening or weekend employment; or

(3)	serving as an officer, director, partner, etc., in any other entity (including on the investment committee or in a similar role of a charitable organization).

Written approval for any of the above activities is to be obtained by a Supervised Person before undertaking any such activity so that a determination may be made that the activities do not interfere with any of the Supervised Person’s responsibilities at Sound Point and any conflicts of interests which may be created by such activities may be addressed. A Supervised Person seeking approval shall provide the following information to the CCO: (1) the name and address of the outside business organization; (2) a description of the business of the organization; (3) compensation, if any, to be received; (4) a description of the activities to be performed; and (5) the amount of time per month that will be spent on the outside activity. Because Sound Point encourages Supervised Person involvement in charitable, nonpublic organization, civic and trade association activities, these outside activities will generally be approved unless a clear conflict of interest exists. Supervised Persons must update annually any requests for approval of an outside activity.

Clients governed by the Investment Company Act, may place additional restrictions on outside business activities and the CCO shall ensure that Supervised Persons adhere to such restrictions.

Records of requests for approval along with the reasons such requests were granted or denied are maintained by the CCO.

Enforcement of this Code of Ethics

CCO’s Duties and Responsibilities

The CCO shall be primarily responsible for administering and enforcing the provisions of this Code. The CCO shall:

(i)	supervise, implement and enforce the terms of this Code;

(ii)	(a) provide each Supervised Person with a current copy of this Code and any amendments thereto, (b) notify each person who becomes a Supervised Person of the reporting requirements and other obligations under this Code at the time such person becomes a Supervised Person, and (c) require each Supervised Person to provide a signed Certificate of Compliance for this Code and the Firm’s Insider Trading Policy;

(iii)	maintain a list of all securities and other financial instruments and assets which Sound Point recommends, holds, or is purchasing or selling, or intends to recommend purchase or sell on behalf of its Clients;

(iv)	determine whether any particular personal securities transactions should be exempted pursuant to the provisions this Code;

(v)	maintain files of statements and other information to be reviewed for the purpose of monitoring compliance with this Code, which information shall be kept confidential by Sound Point, except as required to enforce this Code, or to participate in any investigation concerning violations of applicable law;

(vi)	review all Holdings Reports required to be provided by each Access Person pursuant to this Code: (a) for each new Supervised Person, to determine if any conflict of interest or other violation of this Code results from such person becoming a Supervised Person; and (b) for all Supervised Persons, to determine whether a violation of this Code has occurred;

(vii)	review on a quarterly basis all securities reported on the quarterly transaction reports required to be provided by each Access Person pursuant to this Code for such calendar quarter to determine whether a Code violation may have occurred;

(viii)	review any other statements, records and reports required by this Code; and

(ix)	review on a periodic basis and update as necessary, this Code.

Violations of this Code of Ethics

If the CCO determines that a violation of this Code has occurred, the CCO shall prepare a record of explanatory material regarding such violation and shall immediately take remedial or corrective action. The CCO shall monitor their own securities holdings and transactions in accordance with the reporting requirements set forth in this Policy.

If the CCO finds that a Supervised Person has violated this Code, the CCO will impose upon such Supervised Person sanctions that the CCO deems appropriate in view of the facts and circumstances. Sanctions with respect to any Supervised Person (other than a principal) may include written warning, suspension or termination of employment, a letter of censure and/or restitution of an amount equal to the difference between the price paid or received by the offending Supervised Person. In addition, Sound Point reserves the right to require the offending Access Person to reverse, cancel or freeze, at the Access Person’s expense, any transaction or position in a specific Security if Sound Point believes the transaction or position violates this Code and/or Sound Point’s general fiduciary duty to its Clients, or otherwise appears improper.

All violations of this Code must be immediately reported to the CCO.